Exhibit 99.2

Management’s Discussion and Analysis Year Ended December 31, 2020 (Expressed in United States dollars, except per share amounts and where otherwise noted)

March 30, 2021

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. References to “Entrée” and the “Company” are to Entrée Resources Ltd. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its most recently filed annual information form (“AIF”)), which is available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.EntreeResourcesLtd.com. Information on risks associated with investing in the Company’s securities is contained in the Company’s most recently filed AIF. Technical and scientific information under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) concerning the Company’s material property, including information about mineral resources and reserves, is contained in the Company’s most recently filed AIF and in its technical report titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report” with an effective date of January 15, 2018 prepared by Wood Canada Limited (formerly known as Amec Foster Wheeler Americas Limited).

2020 HIGHLIGHTS

Oyu Tolgoi Underground Development Update

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée’s joint venture partner Oyu Tolgoi LLC (“OTLLC”) and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC (see “Overview of Business” below). On March 8, 2021, OTLLC’s 66% shareholder Turquoise Hill Resources Ltd. (“Turquoise Hill”) provided an update on Oyu Tolgoi underground development:

●

Work on the Oyu Tolgoi underground project has continued to materially progress in line with the Definitive Estimate (as defined below) despite COVID-19 controls and ongoing travel restrictions implemented by the Government of Mongolia. Ongoing impacts to domestic and international movement could have an impact on key project milestones on the Oyu Tolgoi mining licence.

●

Overall, underground lateral development has now reached 53,000 equivalent metres with development required before first drawbell on the Oyu Tolgoi mining licence substantially complete. More than one million tonnes of underground material has moved through Shaft 2 since commissioning and scheduled annual maintenance of Shaft 2 was successfully completed in October 2020 using remote technology. Materials Handling System 1 progress continues with civil work complete on Primary Crusher 1 and steel and cable installation continuing thereon.

●

Remobilization of international shaft-sinking specialists occurred in the fourth quarter 2020. Installation and commissioning of sinking related equipment continues at Shafts 3 and 4. Activities at Shaft 4 in the fourth quarter 2020 were focused on completing all construction and commissioning activities for load testing and verification in preparation for shaft sinking, which commenced in early February 2021. Shafts 3 and 4 will provide ventilation to support the ongoing development associated with production ramp up for Panels 1 and 2. Should flight restrictions continue, productivity on the project and the ability to perform specialized maintenance and commissioning activities could be impacted. Turquoise Hill continues to assess any potential implications, particularly for Panel 1 and Panel 2 ramp-up which Shafts 3 and 4 support.

●

In the first quarter 2020, OTLLC submitted a resources and reserves update for registration pursuant to local regulatory requirements in Mongolia. On July 2, 2020, Turquoise Hill announced the completion of an updated Oyu Tolgoi Feasibility Study (“OTFS20”), which incorporates the new block cave mine design for Hugo North Lift 1 Panel 0 previously announced by Turquoise Hill on May 13, 2020. The expert review of the resources and reserves update is in progress and OTFS20 is expected to be considered for endorsement by the Mongolian regulators following registration.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

●

OTFS20 incorporates an update to the first sustainable production schedule and capital cost estimates for the underground mine development based on the new Panel 0 mine design. On December 18, 2020, Turquoise Hill announced the completion and delivery by Rio Tinto of the definitive estimate of cost and schedule (the “Definitive Estimate”), which refines the analysis contained in OTFS20. The results of the Definitive Estimate include a revised base case development capital cost of $6.75 billion for the new design, confirmation that sustainable first production from the Oyu Tolgoi mining licence is forecast to occur in October 2022, and verification that all surface infrastructure required for sustainable first production from Panel 0 on the Oyu Tolgoi mining licence is now complete. Additional project infrastructure will still be needed to support the production ramp-up profile and the life of mine material handling infrastructure capacity. The Definitive Estimate also finalized pillar locations on the Panel 0 boundaries and optimized the drawpoint layout to minimize exposure to the lower fault. OTLLC board approval of the Definitive Estimate will be considered following registration of the resources and reserves update and endorsement of OTFS20.

●

The Hugo North (including Hugo North Extension) Lift 1 mine plan incorporates the development of three panels and in order to reach the full sustainable production rate of 95,000 tonnes per day from the underground operations, all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.

●

Turquoise Hill has advised that several mining studies are in progress, which are focused on the evaluation of different design and sequencing options for Panels 1 and 2 as part of OTLLC’s planned Pre-Feasibility and Feasibility Study level work. These studies are underpinned by additional geology and geotechnical data that is being collected from underground and surface drilling. The data collection is complete for Panel 0 and the focus of data collection and analysis has now shifted to Panel 1 and Panel 2. Data collection and analysis is being prioritized to complete study work in line with mining progression.

Corporate

●

During Q3 2020, the Company closed a non-brokered private placement of 10,278,000 units of the Company at a price of C$0.43 per unit for gross proceeds of approximately C$4.4 million. Each unit consists of one common share and one-half of one transferable common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one additional common share of the Company at a price of C$0.60 per share for a period of three years following the date of issuance.

●	For the full 2020 year, the operating loss was $2.3 million compared to an operating loss of $2.1 million in 2019.

●	For the full 2020 year, operating cash outflow before working capital was $1.5 million compared to an operating cash outflow before working capital of $1.5 million in 2019.

●	As at December 31, 2020, cash was $7.3 million and the working capital balance was $7.3 million.

●

The Company recognizes the unprecedented situation surrounding the ongoing COVID-19 pandemic and is closely monitoring the effect of the COVID-19 pandemic on its business and operations and will continue to update the market on the impacts to the Company’s business and operations in relation to these extraordinary circumstances.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

OVERVIEW OF BUSINESS

Entrée is a mineral resource company with interests in development and exploration properties in Mongolia, Peru and Australia.

The Company’s principal asset is its interest in the Entrée/Oyu Tolgoi joint venture property (the “Entrée/Oyu Tolgoi JV Property”) – a carried 20% participating interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% interest (depending on the depth of mineralization) in the surrounding large, underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, OTLLC, holds the remaining interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence, which mostly surround the Oyu Tolgoi mining licence (Figure 1). Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the Entrée/Oyu Tolgoi joint venture (the “Entrée/Oyu Tolgoi JV”) state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 metres below surface and a 30% participating interest with respect to mineralization extracted from above 560 metres depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as “HNE”) and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of the first lift (“Lift 1”) of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto. By 2030, Oyu Tolgoi is expected to be the fourth largest copper mine in the world.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

The Company also has the following assets:

●

Blue Rose JV – a 56.53% interest in the Blue Rose joint venture (“Blue Rose JV”) on minerals other than iron ore on Exploration Licence 6006 (“EL 6006”) in the Olary Region of South Australia. The Blue Rose JV partners also have certain rights and royalties with respect to iron ore outlined or extracted from the area covered by EL 6006.

●	The right to Cañariaco Project Royalty Pass-Through Payments (see “Investments” section below).

The Company’s corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia.

As at December 31, 2020 and the date of this MD&A, Rio Tinto International Holdings Limited (“Rio Tinto”) beneficially owns 31,981,129 common shares (including 14,539,333 common shares held by Turquoise Hill), or 17.1% of the outstanding shares of the Company. As at December 31, 2020, Sandstorm Gold Ltd. (“Sandstorm”) owned 40,376,380 common shares, or 21.6% of the outstanding shares of the Company. As at the date of this MD&A, Sandstorm owns 43,466,678 common shares, or 23.3% of the outstanding shares of the Company.

Effective October 1, 2019, the Company voluntarily withdrew its common shares from listing on NYSE American and its common shares commenced trading on the OTCQB under the trading symbol “ERLFF”. On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) and discontinued trading on the TSX Venture Exchange. The trading symbol remained “ETG”.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

OUTLOOK AND STRATEGY

The Company’s primary objective for the 2021 year is to work with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the “Entrée/Oyu Tolgoi JVA”) that currently governs the relationship between Entrée and OTLLC and upon finalization, transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi JV. The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the 2009 Oyu Tolgoi Investment Agreement among the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill (the “Oyu Tolgoi Investment Agreement”) and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of all stakeholders, provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

In addition, the Company is currently in the process of reviewing the data and assumptions underlying OTFS20, the OTFS20 block cave designs, updated costs and schedules and the updated mineral resources and reserves in order to assess the potential impact on the Entrée/Oyu Tolgoi JV Property resources and reserves and its impact on the 2018 Technical Report (see Page 4). The Company will update the market following completion of its review and assessment.

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY – MONGOLIA

2018 Technical Report Highlights

In Q1 2018, the Company announced the results of a technical report (the “2018 Technical Report”) completed on its interest in the Entrée/Oyu Tolgoi JV Property. The 2018 Technical Report discusses two development scenarios, a reserve case (the “2018 Reserve Case”) the 2018 Reserve Case and a Life of Mine (“LOM”) Preliminary Economic Assessment (the “2018 PEA”) the 2018 PEA. The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave.

The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of the second lift of Hugo North Extension (“Lift 2”) and Heruga into an overall mine plan with Hugo North Extension Lift 1. The 2018 PEA includes Indicated and Inferred resources from Hugo North Extension Lifts 1 and 2, and Inferred resources from Heruga. Significant development and capital decisions will be required for the eventual development of Hugo North Extension Lift 2 and Heruga once production commences at Hugo North Extension Lift 1.

Both the 2018 Reserve Case and the 2018 PEA are based on information reported within the 2016 Oyu Tolgoi Feasibility Study (“OTFS16”), completed by OTLLC on the Oyu Tolgoi project (refer to Turquoise Hill’s press release dated October 21, 2016). OTFS16 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. In May 2020, a design change for Hugo North Lift 1 Panel 0 on the Oyu Tolgoi mining licence was approved by OTLLC, Turquoise Hill and Rio Tinto. The new mine design was incorporated in OTFS20, which was completed in July 2020 but is still subject to regulatory endorsement and acceptance. The OTFS20 Lift 1 mine plan incorporates the development of three panels and in order to reach the full sustainable production rate of 95,000 tonnes per day (“tpd”) from the underground operations, all three panels need to be in production. Hugo North Extension on the Entrée/Oyu Tolgoi JV Property is located in the northern portion of Panel 1. The new design, many fundamentals of which remain unchanged from OTFS16, provides for 120 metre structural pillars included to the north and south of Panel 0, protecting ore handling infrastructure (which will be moved into the structural pillars) and increasing the optionality of sequencing Panel 1 and Panel 2. In December 2020, Turquoise Hill announced the completion and delivery by Rio Tinto of the Definitive Estimate of project cost and schedule, which refines the analysis contained in OTFS20. Several mining studies are also currently in progress, which are focused on the evaluation of different design and sequencing options for Panels 1 and 2 as part of OTLLC’s planned Pre-Feasibility and Feasibility Study level work. These studies are underpinned by additional geology and geotechnical data that is being collected by OTLLC from underground and surface drilling. Data collection and analysis is being prioritized to complete study work in line with mining progression.

The Company is currently in the process of reviewing the data and assumptions underlying OTFS20, the OTFS20 block cave designs, updated costs and schedules and the updated mineral resources and reserves in order to assess the potential impact, whether positive or negative, on Entrée/Oyu Tolgoi JV Property resources and reserves as well as production and financial assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. The results of the Company’s assessment may differ materially from the results of the 2018 Technical Report and/or from

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

OTLLC’s planned Pre-Feasibility and Feasibility Study level work on Panel 1. The Company will update the market following completion of its review and assessment. Until such time, the Company considers the information set out below of a scientific or technical nature regarding the Entrée/Oyu Tolgoi JV Property to be current.

LOM highlights of the production from the 2018 Reserve Case and the 2018 PEA are summarized as follows:

Entrée/Oyu Tolgoi JV Property	Units	2018 Reserve Case	2018 PEA
Probable Reserve Feed		35 Mt @ 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)	----

Indicated Resource Feed		----	113 Mt @ 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)

Inferred Resource Feed		----	708 Mt @ 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)

Copper Recovered	Mlb	1,115	10,497

Gold Recovered	koz	514	9,367

Silver Recovered	koz	3,651	45,378

Notes:

1.	Mineral reserves and mineral resources are reported on a 100% basis.
2.	Entrée has a 20% interest in the above processed material and recovered metal.
3.	The mineral reserves in the 2018 Reserve Case are not additive to the mineral resources in the 2018 PEA.
4.	Copper equivalent (“CuEq”) is calculated as shown in the footnotes to the Mineral Resources Table below.
5.	The copper, gold and silver recovered in the 2018 Reserve Case are not additive to the copper, gold and silver recovered in the 2018 PEA.

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both development options (2018 Reserve Case and 2018 PEA) the 2018 Technical Report only contemplates the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other mineral deposits located on the Oyu Tolgoi mining licence owned 100% by OTLLC. Note the production and cash flows from these two development options are not additive.

Below are some of the key production assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis.

Key items per the 2018 Reserve Case outputs are as follows:

●	Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 is assumed to start in 2021 with initial block cave production starting in 2026.

●	14-year mine life (5-years development production and 9-years block cave production).

●

Maximum production rate of approximately 24,000 tpd, which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to reach an average mill throughput of approximately 110,000 tpd.

Key items per the 2018 PEA outputs are as follows:

Entrée/Oyu Tolgoi JV Property	Units	2018 PEA (1)
		HNE Lift 1 + Lift 2	HNE Lift 1+2+Heruga
Mine Life (2)	Years	33	77*
Metal Recovered (3) ● Copper ● Gold ● Silver	Mlb Koz Koz	5,579 2,637 20,442	10,497 9,367 45,378

Notes:

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

1.

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

2.

*The 2018 PEA covers a period from 2021 to 2097 (77 years), but there is an 11-year period (2054-2064) with no mining from the Entrée/Oyu Tolgoi JV Property when other mineralization from the Oyu Tolgoi mining licence is being mined and processed.

3.	Entrée has a 20% attributable interest in the recovered metal.

●	Mineralization mined from the Entrée/Oyu Tolgoi JV Property is blended with production from other deposits on the Oyu Tolgoi mining licence to reach a mill throughput of 110,000 tpd.

●	Development schedule assumptions for Entrée/Oyu Tolgoi JV Property:

–	2021 start of Lift 1 development production and in 2026 initial Lift 1 block cave production

–	2028 Lift 2 development production and in 2035 initial Lift 2 block cave production

–	2065 Heruga development production and in 2069 initial block cave production

The 2018 PEA and the 2018 Reserve Case are not mutually exclusive; if the 2018 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 and Heruga is not sterilized or reduced in tonnage or grades. Heruga could be a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provides considerable flexibility for mine planning and development.

The Company is currently in the process of reviewing the data and assumptions underlying OTFS20, the OTFS20 block cave designs, updated costs and schedules (including development schedule) and the updated mineral resources and reserves in order to assess the potential impact, whether positive or negative, on key production assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. The results of the Company’s assessment may differ materially from the results of the 2018 Technical Report and/or from OTLLC’s planned Pre-Feasibility and Feasibility Study level work on Panel 1.

The 2018 Technical Report has been filed on SEDAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

Summary and Location of Project

The “Entrée/Oyu Tolgoi JV Project” (shown on Figure 1) comprises the Entrée/Oyu Tolgoi JV Property and the Shivee West Property (see “Shivee West Property Summary” below). The Entrée/Oyu Tolgoi JV Project completely surrounds OTLLC’s Oyu Tolgoi mining licence and forms a significant portion of the overall Oyu Tolgoi project area. Figure 1 also shows the main mineral deposits that form the Oyu Tolgoi trend of porphyry deposits and several priority exploration targets, including Airstrip, Bumbat Ulaan, Mag West, Gravity Ridge and Southwest IP.

The Entrée/Oyu Tolgoi JV Project is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres (“km”) south of the capital city of Ulaanbaatar and 80 km north of the border with China.

The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

●	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):

–

Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2018 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. Based on the mine design discussed in OTFS16 and the 2018 Technical Report, development would cross north onto the Entrée/Oyu Tolgoi JV Property in approximately 2021. Hugo North Extension Lift 1 Probable reserves include 35 million tonnes (“Mt”) grading 1.59% copper, 0.55 grams per tonne (“g/t”) gold, and 3.72 g/t silver. Lift 1 mineral resources are also included in the alternative development scenario, as part of the mine plan for the 2018 PEA. The Company is currently in the process of reviewing OTFS20 in order to assess the potential impact on mineral resources and reserves and the development schedule for the Entrée/Oyu Tolgoi JV Property. The results of the Company’s assessment may differ materially from the results of the 2018 Technical Report and/or from OTLLC’s planned Pre-Feasibility and Feasibility Study level work on Lift 1 Panel 1.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

–

Lift 2 is immediately below Lift 1 and is the next potential phase of underground mining, once Lift 1 mining is complete. Lift 2 is currently included as part of the alternative, 2018 PEA mine plan. Hugo North Extension Lift 2 resources included in the 2018 PEA mine plan are: 78 Mt (Indicated), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver; plus 88.4 Mt (Inferred), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver.

●

The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi trend of porphyry deposits. Approximately 94% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property. The 2018 PEA includes Heruga as the final deposit to be mined, as two separate block caves, one to the south with a slightly deeper block cave to the north. The portion of the Heruga mineral resources that occur on the Entrée/Oyu Tolgoi JV Property and are part of the alternative, 2018 PEA mine plan include 620 Mt (Inferred) grading 0.42% copper, 0.43 g/t gold, and 1.53 g/t silver.

●	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 1 – Entrée/Oyu Tolgoi JV Project

Notes:

1.	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
2.	** Outline of mineralization projected to surface.
3.	Entrée has a 20% participating interest in the Hugo North Extension and Heruga resources and reserves.

Figure 1 shows the location of a north-northeast oriented, west-looking cross section (A-A’) through the 12.4 km-long trend of porphyry deposits that comprise the Oyu Tolgoi project. The cross section is shown on Figure 2 with the Entrée/Oyu Tolgoi JV Property to the right (north) and left (south) of the central portion, the Oyu Tolgoi mining licence, held 100% by OTLLC. The deposits that are included in the mine plans for the two alternative cases, the 2018 Reserve Case and the 2018 PEA, are shown on Figure 2.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 2 – Cross Section Through the Oyu Tolgoi Trend of Porphyry Deposits

The 2018 Technical Report forms the basis for the scientific and technical information in this MD&A regarding the Entrée/Oyu Tolgoi JV Project. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the Company’s AIF dated March ●, 2021 and to the full text of the 2018 Technical Report, which are available on the Company’s website (www.EntreeResourcesLtd.com) or on SEDAR (www.sedar.com).

Capital and Operating Costs

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC is responsible for 80% of all costs incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV, including capital expenditures, and Entrée is responsible for the remaining 20%. In accordance with the terms of the Entrée/Oyu Tolgoi JVA, Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The following is a description of how Entrée recognizes its share of Oyu Tolgoi project capital costs, specifically, the timing of recognition under the terms of the Entrée/Oyu Tolgoi JVA and generally accepted accounting principles.

Under the terms of the Entrée/Oyu Tolgoi JVA, any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée. Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs). Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property. As a result of this, Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

The 2018 Technical Report is based on data provided by OTLLC, including mining schedules and annual capital and operating cost estimates prepared for OTFS16, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The 2018 Technical Report has not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

certain terms or conditions, or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

The Company is currently in the process of reviewing the data and assumptions underlying OTFS20, the OTFS20 block cave designs, updated costs and schedules and the updated mineral resources and reserves in order to assess the potential impact, whether positive or negative, on Entrée’s share of capital and operating costs in the two alternative cases, the 2018 Reserve Case and the 2018 PEA. The results of the Company’s assessment may differ materially from the results of the 2018 Technical Report and/or from OTLLC’s planned Pre-Feasibility and Feasibility Study level work on Panel 1. The Company will update the market following completion of its review and assessment.

Mineral Resources and Mineral Reserves – Entrée/Oyu Tolgoi JV Property

The following Entrée/Oyu Tolgoi JV Property mineral resource estimates reported in the 2018 Technical Report for the Hugo North Extension and Heruga deposits have an effective date of January 15, 2018:

Entrée/Oyu Tolgoi JV Property– Mineral Resources
Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
							Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)
Hugo North Extension (>0.37% CuEq Cut-Off)
Indicated	122	1.68	0.57	4.21		2.03	4,515	2,200	16,500
Inferred	174	1.00	0.35	2.73		1.21	3,828	2,000	15,200
Heruga (>0.37% CuEq Cut-Off)
Inferred	1,700	0.39	0.37	1.39	113.2	0.64	14,604	20,410	75,932	424

Notes:

1.	Mineral resources have an effective date of January 15, 2018.
2.	Mineral resources are reported inclusive of the mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.

Mineral resources are constrained within three-dimensional shapes and above a CuEq grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and Cu:S ratios. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. Molybdenum grades are only considered high enough to support potential construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension. A net smelter return (“NSR”) of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing, and $1.81/t for general and administrative (“G&A”). This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization.

4.

Considerations for reasonable prospects for eventual economic extraction for Hugo North included an underground resource-constraining shape that was prepared on vertical sections using economic criteria that would pay for primary and secondary development, block-cave mining, ventilation, tramming, hoisting, processing, and G&A costs. A primary and secondary development cost of $8.00/t and a mining, process, and G&A cost of $12.45/t were used to delineate the constraining shape cut-off. Inferred resources at Heruga have been constrained using a CuEq cut-off of 0.37%.

5.

Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, and silver estimates in the mineral resource table have not been adjusted for metallurgical recoveries.

6.

Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

7.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Entrée/Oyu Tolgoi Mineral Reserves

Entrée/Oyu Tolgoi JV Property mineral reserves are contained within the Hugo North Extension Lift 1 block cave mining plan. The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC. The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal waste rock.

The mineral reserve estimate only considers mineral resources in the Indicated category and engineering that has been carried out to a Feasibility level or better to state the underground mineral reserve. There is no Measured mineral resource currently estimated within the Hugo North Extension deposit. Copper and gold grades for the Inferred mineral

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $17.00/t NSR. Future mine planning studies may examine lower shut-offs.

The following Entrée/Oyu Tolgoi JV Property mineral reserve estimate reported in the 2018 Technical Report has an effective date of January 15, 2018:

Entrée/Oyu Tolgoi JV Property – Mineral Reserve Hugo North Extension Lift 1
Classification	Tonnage	NSR	Cu	Au	Ag	Recovered Metal
	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	Ag (Koz)
Probable	35	100.57	1.59	0.55	3.72	1,121	519	3,591

Notes:

1.	Mineral reserves have an effective date of January 15, 2018.
2.

For the underground block cave, all mineral resources within the shell has been converted to mineral reserves. This includes low-grade Indicated mineral resources and Inferred mineral resource assigned zero grade that is treated as dilution.

3.

A footprint cut-off NSR of $46.00/t and column height shut-off NSR of $17.00/t were used to define the footprint and column heights. An average dilution entry point of 60% of the column height was used.

4.

The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using base data template 31. Metallurgical assumptions in the NSR include recoveries of 90.6% for Cu, 82.3% for Au, and 87.3% for Ag.

5.

Mineral reserves are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

6.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Exploration Potential

Rio Tinto undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property on behalf of joint venture manager OTLLC, through various agreements among OTLLC, Rio Tinto and Turquoise Hill. Exploration during 2016 to 2020 on the Entrée/Oyu Tolgoi JV Property focused on several near-surface targets and prospects on both the Shivee Tolgoi mining licence (Airstrip and Gravity Ridge) and the Javkhlant mining licence (Southeast IP, West Mag, Bumbat Ulaan and Castle Rock) (refer to Figure 1 above).

The Airstrip target is located south of the Khanbumbat airport and is defined by a gravity high anomaly in Carboniferous-age basalts. Fifty-eight shallow (30-120 metre depth) polycrystalline diamond composite holes were drilled in the area in 2012 with one hole intersecting 11 metres grading 0.14% copper and 0.26 g/t gold from 52 metres depth. A scissor hole below this did not intersect any significant mineralization.

In 2018 and 2019, five east-west oriented lines of dipole-dipole induced polarization (“DDIP”) were completed and resulted in strong induced polarization (“IP”) chargeability anomalies (~10mV/V) on Lines 1 and 2 that appear to widen to the north. On the western edge of Line 2, a weaker (~7mV/V) chargeability anomaly is coincident with an isolated gravity high close to the boundary of granodiorite and basalt. Seven reverse circulation (“RC”) drill holes totaling 1,850.9 metres were drilled during 2019 to test the DDIP anomalies at relatively shallow depths (<300 metres). No significant copper mineralization was intersected with the best hole EGRC146 returning 4 metres grading 0.93 g/t gold, 0.06% copper and 2.8 g/t silver from 152.8 metres to 156.8 metres depth within basaltic andesite lava. It is thought that the DDIP (chargeability) anomaly might be caused by trace to 6% patchy pyrite within the host lithologies.

During 2020 OTLLC completed geological mapping covering approximately 5,745 hectares over most of the Airstrip target as well as Ulaan Khud and the Gravity Ridge target (see below). A portion of this area, south from Airstrip to the Oyu Tolgoi mining licence boundary, was also covered by soil sampling (400 samples on a 200 metre by 400 metre grid). Results from this work have not been received. Mira Geoscience also completed an update of the constrained 3D geological model for the Airstrip area which highlighted additional prospective areas, and which can be used for further exploration. OTLLC believes the Airstrip target has potential for copper mineralization and requires further exploration.

Ulaan Khud is located in the north part of the Shivee Tolgoi licence, 8 km north of Hugo North Extension and 1 km south of the licence boundary. Thirty-five core holes were drilled during 2006-2007 which have shown shallow patchy chalcopyrite mineralization in quartz veins beneath Cretaceous cover. This area is relatively unexplored and OTLLC has stated further exploration is planned in the area.

The Gravity Ridge target is based on a ground gravity survey that covered the Oyu Tolgoi trend from the Hugo North Extension northwards. The Gravity Ridge target area occurs between known porphyry mineralization at the Ulaan

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Khud prospect and the Airstrip target to the west. Previous consultant studies have identified this as a strong exploration target to test the northward continuation of the Oyu Tolgoi trend of mineralization in areas where it may be concealed beneath thrust plate lithologies or extensive Cretaceous cover. Limited previous work has been completed at Gravity Ridge and OTLLC completed a desktop review in 2019, as well as a single line IP geophysical survey.

The Southeast IP prospect is located in the southeast corner of the Javkhlant licence and is defined by a strong 4 km-long, north-south trending chargeability anomaly with coincident clusters of 60 to 511 parts per million (“ppm”) copper soil anomalies and 1800 ppm to 7700 ppm copper in rock anomalies. These anomalies are located over Carboniferous-aged rocks, however, additional geological mapping and interpretation completed during 2018 infers that a prospective Devonian window of rocks could occur immediately west of the IP anomaly.

Ten wide-spaced RC drill holes totaling 2,131.8 metres were completed at Southeast IP in 2019. The holes targeted the IP anomaly at relatively shallow depths and did not intersect any significant copper mineralization. All rocks intersected were Carboniferous-age and no target Devonian lithologies were identified. Hole EJRC0073 intersected minor malachite (copper-oxide) mineralization within a granodiorite dyke at 148 metres depth. According to OTLLC the amount of pyrite in the rocks intersected by the drilling was not enough to be the source of the IP anomaly and recent integrated 3D modelling has suggested additional targets. OTLLC has recommended additional mapping, IP and drilling.

The West Mag prospect (also referred to as Mag West) is located on the western side of the Javkhlant mining licence and is defined by a strong chargeability IP anomaly adjacent to a significant magnetic anomaly that OTLLC believes has not been sufficiently tested. The target has a north-trending strike length of 4 km and a width of 2 km. The main geological units are Carboniferous basaltic lapilli tuff and intermediate to felsic dykes and porphyries. A previous soil sampling survey covering the magnetic and IP anomalies returned a patchy anomaly of Bi+Cu+Mo+Se+Te. Four target areas have been identified at West Mag based on the previous work.

The 2019 exploration program on West Mag comprised additional geological work and ground truthing of anomalies, HALO spectral mapping, soil geochemistry reviews, reconnaissance work, and 21 rock chip samples with anomalous values of copper and molybdenum associated with a bleached and silicified lithocap. In 2020, OTLLC proposed drilling eleven 250 metre deep RC holes to test this target, however, drilling has been delayed due to COVID-19 restrictions.

Bumbat Ulaan is an early-stage target focused on a previously mapped lithocap near the western edge of the Javkhlant licence. In 2018, the prospect saw geological mapping (1:5000 scale over 1,050 hectares), along with gravity, IP and magnetic geophysical surveys and soil sampling. An interpreted lithocap (advanced argillic alteration) trends northeast and is characterized by a series of NE-SW silica dykes with moderate magnetite alteration and hematite stains, hosted within argillic altered rhyodacite. Five separate target areas have been identified based on the geophysical survey results, along with soil survey results and geological mapping/sampling.

In 2019 exploration work on Bumbat Ulaan comprised HALO spectral mapping, review of soil geochemistry, geophysics (IP) and reconnaissance work. The HALO spectral measurements included 301 samples from the northern end of the target and 114 from the south portion. Results of the samples show the northern area hosts a narrow advanced argillic alteration zone with pyrophyllite-topaz-muscovite-illite and minor dickite assemblages. The advanced argillic zone at the southern part is slightly larger and is dominated by pyrophyllite-alunite-diaspore with strong hematite-goethite staining. OTLLC interprets the mineral occurrences within the two advanced argillic zones to be proximal to a potential heat source. In addition, 28 outcrop samples were collected at South Bumbat and of these, eight returned anomalous molybdenum values from 11 to 20 ppm. Limited copper values were associated with the advanced argillic areas, potentially due to metal leaching in an acidic environment. The 33 line-km of DDIP was completed along five, east-west oriented lines. The results of this survey showed a northeast-trending chargeability anomaly which encompasses the advanced argillic alteration. A second isolated, strong chargeability anomaly is located approximately 1 km northwest of the advanced argillic alteration. Eight RC drill holes to a depth of 250 metres have been proposed by OTLLC to test alteration and geophysical targets, however, drilling has been postponed due to COVID-19 restrictions.

Castle Rock is a porphyry-style target located about 1.5 km southeast of the Heruga deposit. The target is defined by a strong north-trending IP chargeability anomaly with coincident 1.5 by 2 km Mo-As-Sb-Se-Te soil anomaly. Mapping has located a 400 metre by 400 metre area of quartz-sericite-illite altered dacite intrusive. In 2016, two east-west DDIP lines (each 7.2 km long) confirmed moderate chargeability anomalies on both lines. A gravity survey was completed during 2018 followed by two RC drill holes, EJRC0046 (250 metres depth) and EJRC0047 (227 metres depth). Both holes intersected Carboniferous-aged rock sequences dominated by andesitic tuff and andesitic to basaltic tuff (lithic and lapilli) with weak to moderate chlorite-epidote (porpylitic) or weak illite-sericite (phyllic) alteration and trace to 6% pyrite mineralization. There were no copper bearing minerals or porphyry-style alteration assemblages identified

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

in the RC chips and no significant assay results were returned. According to OTLLC, the near-surface targeted chargeability anomaly has been explained by the abundant pyrite. The lack of mineralization and alteration downgrades the near-surface exploration potential and the deeper potential for porphyry mineralization remains a lower priority target.

In addition to the above work the following field work was completed or scheduled during 2019 and 2020:

●	Geological Mapping: Ductile Shear area (west of the Airstrip Target) – 2,603 hectares; Southeast IP, West and Central Javkhlant areas – 7,200 hectares

●	Soil Sampling (results not received): Ductile Shear area – 400 samples; South of Airstrip – 400 samples

●	Prospecting and mapping on the East Au (Oortsog) target

●	Geochronology and Whole Rock Analysis: overall property – 63 samples for Whole Rock and 22 for Geochronology

●	Rock Chip Sampling: Shivee Tolgoi – 81 samples; Javkhlant – 111 samples

●	Geophysics: Infill ground magnetics on Javkhlant (results not received)

●

MIRA 3D Modelling: Mira Geoscience produced a 3D geological model over the entire project and modelling results and other targeting criteria will be used to identify potential prospective areas which are to be combined with current target prioritization work

●

During 2019 augite basalt sampling was completed over mapped Devonian-aged basalt to determine background values and an “immobile element ratio” fingerprint for these rocks to distinguish from Carboniferous augite basalt. The sampling will also help determine whether a distal signature of the Heruga Southwest prospect is detectable at surface.

The areas to the north of Hugo North Extension and to the south of Heruga have been under-explored and remain strong targets for future exploration.

A complete description and the Company’s related history of the Entrée/Oyu Tolgoi JV is available in the Company’s AIF dated March ●, 2021, available for review on SEDAR at www.sedar.com. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Property, reference should be made to the full text of the 2018 Technical Report which is available for review on SEDAR.

Shivee West Property Summary

The Shivee West Property comprises the northwest portion of the Entrée/Oyu Tolgoi JV Project and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC’s Oyu Tolgoi mining licence (Figure 1).

To date, no economic zones of precious or base metals mineralization have been outlined on the Shivee West Property. However, zones of gold and copper mineralization have previously been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012. In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for the Shivee West Property and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia. These options included reducing the area of the mining licence, looking for a purchaser or partner for the Shivee West Property, and rolling the ground into the Entrée/Oyu Tolgoi JV. Management determined that it was in the best interests of Entrée to roll the Shivee West Property into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015. The License Fees Agreement provides the parties will use their best efforts to amend the terms of the Entrée/Oyu Tolgoi JVA to include the Shivee West Property in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling the Shivee West Property into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development that the Entrée/Oyu Tolgoi JV management committee approves on the Shivee West Property; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée’s 20% share charging interest at prime plus 2%. To date, no amended Entrée/Oyu Tolgoi JVA has been entered into and Entrée retains a 100% interest in the Shivee West Property.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Underground Development Progress

Oyu Tolgoi Project

On March 8, 2021, Turquoise Hill provided an update regarding the Oyu Tolgoi project.

In the first quarter 2020, OTLLC submitted a resources and reserves update for registration as required pursuant to local regulatory requirements in Mongolia. On July 2, 2020, Turquoise Hill announced the completion of OTFS20, which incorporates a new block cave mine design for Hugo North Lift 1 Panel 0 previously announced by Turquoise Hill on May 13, 2020. The expert review of the resources and reserves update is in progress and OTFS20 is expected to be considered for endorsement following registration.

OTFS20 incorporates an update to the first sustainable production schedule and capital cost estimates for the underground mine development based on the new Panel 0 mine design. On December 18, 2020, Turquoise Hill announced the completion and delivery by Rio Tinto of the Definitive Estimate, which refines the analysis contained in OTFS20. The results of the Definitive Estimate include a revised base case development capital cost of $6.75 billion for the new design, confirmation that sustainable first production from the Oyu Tolgoi mining licence is forecast to occur in October 2022, and verification that all surface infrastructure required for sustainable first production from Panel 0 on the Oyu Tolgoi mining licence is now complete. Additional project infrastructure will still be needed to support the production ramp-up profile and the life of mine material handling infrastructure capacity. The Definitive Estimate also finalized pillar locations on the Panel 0 boundaries and optimized the drawpoint layout to minimize exposure to the lower fault. OTLLC board approval of the Definitive Estimate will be considered following registration of the resources and reserves update and endorsement of OTFS20.

The Hugo North (including Hugo North Extension) Lift 1 mine plan incorporates the development of three panels and in order to reach the full sustainable production rate of 95,000 tpd from the underground operations, all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.

The new block cave design incorporated in OTFS20 varies from the previous design through:

●	120 metre structural pillars included to the north and south of Panel 0, protecting ore handling infrastructure and increasing the optionality of sequencing Panel 1 and Panel 2;

●	Ore handling facilities moved into the structural pillars, improving excavation stability;

●	Drawpoint spacing updated from 28 metres x 15 metres to 31 metres x 18 metres, improving extraction level stability; and

●	Modified panel initiation approach for Panel 0, minimizing stress damage to extraction level.

Turquoise Hill believes the existing Feasibility Study designs for Panel 1 and Panel 2 remain executable based on the current orebody understanding. However, with the introduction of structural pillars, Panels 1 and 2 become independent, allowing for much greater operational flexibility. According to Turquoise Hill this provides opportunities to:

●	Optimize the extraction level elevation for each panel independently;

●	Evaluate the potential to convert Measured and Indicated mineral resources below the current Lift 1 extraction level to Probable mineral reserves;

●	Complete additional confirmatory drilling and data collection in support of potential Panel 1 and Panel 2 design refinements; and

●	Include structural pillar recovery level(s) in the integrated Hugo North Lift 1 mine design.

Turquoise Hill has advised that several mining studies are in progress, which are focused on the evaluation of different design and sequencing options for Panels 1 and 2 as part of OTLLC’s planned Pre-Feasibility and Feasibility Study level work. These studies are underpinned by additional geology and geotechnical data that is being collected from underground and surface drilling. The data collection is complete for Panel 0 and the focus of data collection and analysis has now shifted to Panel 1 and Panel 2. Data collection and analysis is being prioritized to complete study work in line with mining progression.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Turquoise Hill also announced on July 2, 2020 its updated mineral resources and mineral reserves prepared in accordance with the requirements of NI 43-101 and CIM Definition Standards for mineral resources and mineral reserves (2014). The new mine design for Panel 0 reduces the mineral reserve estimate for the overall Hugo North Lift 1 underground mine due to the inclusion of the two structural pillars planned to be located on the Oyu Tolgoi mining licence. However, the ore tonnes and contained copper, gold and silver for the Probable mineral reserve that Turquoise Hill reported for Hugo North Extension Lift 1 on the Entrée/Oyu Tolgoi JV Property have all increased.

Work on the Oyu Tolgoi underground project has continued to materially progress in line with the Definitive Estimate despite COVID-19 controls and ongoing travel restrictions implemented by the Government of Mongolia. Ongoing impacts to domestic and international movement could have an impact on key project milestones on the Oyu Tolgoi mining licence.

Overall, underground lateral development has now reached 53,000 equivalent metres with development required before first drawbell on the Oyu Tolgoi mining licence substantially complete. More than one million tonnes of underground material has moved through Shaft 2 since commissioning and scheduled annual maintenance of Shaft 2 was successfully completed in October 2020 using remote technology. Materials Handling System 1 progress continues with civil work complete on Primary Crusher 1 and steel and cable installation continuing thereon.

Remobilization of international shaft-sinking specialists occurred in the fourth quarter 2020. Installation and commissioning of sinking related equipment continues at Shafts 3 and 4. Activities at Shaft 4 in the fourth quarter 2020 were focused on completing all construction and commissioning activities for load testing and verification in preparation for shaft sinking, which commenced in early February 2021. Shafts 3 and 4 will provide ventilation to support the ongoing development associated with production ramp up for Panels 1 and 2. Should flight restrictions continue, productivity on the project and the ability to perform specialized maintenance and commissioning activities could be impacted. Turquoise Hill continues to assess any potential implications, particularly for Panel 1 and Panel 2 ramp-up which Shafts 3 and 4 support.

On March 8, 2021, Turquoise Hill reported that as at December 31, 2020, it has $1.1 billion of available liquidity, which under current projections is expected to be sufficient for it to meet its requirements, including the funding of underground capital expenditure, into the third quarter of 2022. On September 9, 2020, Turquoise Hill and Rio Tinto plc signed a non-binding Memorandum of Understanding (the “Funding MOU”) concerning the funding of Oyu Tolgoi that reflects the parties’ understanding to pursue a re-profiling of existing project debt in line with current cash flow projections and seek to raise supplemental senior debt in the aggregate amount of up to $500 million. The Funding MOU also reflects the process for identifying and considering other funding options and the scope and timing for a Turquoise Hill equity offering (to the extent required) to address any remaining funding gap with respect to Oyu Tolgoi, all within the framework of existing agreements between Turquoise Hill and Rio Tinto. Such options include debt from banks or international financial institutions, an offering of global medium-term notes and a gold streaming transaction. On March 8, 2021, Turquoise Hill disclosed that it estimates a base case incremental funding requirement of $2.3 billion. On November 4, 2020, Turquoise Hill announced it had commenced arbitration proceedings in British Columbia seeking a declaration to clarify the provisions of its agreements with Rio Tinto relating to Rio Tinto’s role and obligations to support Turquoise Hill in seeking additional financing for the Oyu Tolgoi project.

The Definitive Estimate assumes COVID-19 related restrictions in 2021 that are no more stringent than those experienced in September 2020. The results of the Definitive Estimate are also subject to certain business case risks identified by Rio Tinto relating to: Government approvals of OTFS20 and supporting documents; achievement of certain milestones identified in the amended Power Source Framework Agreement (“PSFA”); and implementation of the Funding MOU between Turquoise Hill and Rio Tinto.

Rio Tinto has publicly announced criteria which it considers need to be met before the project can begin caving operations by commencement of the undercutting process, currently scheduled for June 2021. These criteria include addressing business case risks identified by Rio Tinto in the Definitive Estimate. Turquoise Hill has advised that if agreement is not reached on the undercut criteria in a timely manner, or if the undercut criteria proposed by Rio Tinto are included and not met, there is a risk that the undercut will not occur as planned. Any significant delay to the undercut would have a materially adverse impact on the schedule for Panel 0 as well as the timing and quantum of underground capital expenditure and would materially adversely impact the timing of expected cash flows from Panel 0, thereby increasing the amount of Turquoise Hill’s incremental funding requirement.

On January 11, 2021, Turquoise Hill announced the Government of Mongolia has advised Rio Tinto that it is dissatisfied with the results of the Definitive Estimate, and the Government of Mongolia is concerned that the

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

significant increase in the development costs of the Oyu Tolgoi project has eroded the economic benefits it anticipated to receive. The Government of Mongolia has stressed the importance of achieving a comprehensive solution that addresses both financial issues between OTLLC shareholders as well as economic and social issues of importance to Mongolia, such as water usage, tax payments, and social issues related to employees, in order to implement the Oyu Tolgoi project successfully. In particular, the Government of Mongolia has expressed its intention to initiate discussions with respect to the termination and replacement of the 2015 Oyu Tolgoi Underground Mine Development and Financing Plan (the “Mine Plan”). While acknowledging Oyu Tolgoi’s significant contributions to Mongolia, Turquoise Hill reported it is committed to engaging immediately with the Government of Mongolia and Rio Tinto to address the Mine Plan and revisit the sharing of economic benefits arising from the Oyu Tolgoi project in the context of agreeing on a comprehensive financing plan as well as addressing the other issues raised.

As reported by Turquoise Hill, OTLLC’s board of directors has approved a resolution establishing a special board committee mandated to conduct an independent review of the causes of the cost overruns and delays to the Oyu Tolgoi underground development announced in 2019. The special committee will also consider the cost and schedule update reported in the Definitive Estimate to enable its further consideration by the OTLLC board of directors. The special committee is comprised of four members: two members nominated by Turquoise Hill and two members nominated by Erdenes Oyu Tolgoi LLC. The special committee is required to select and engage an independent and reputable firm of experts in the field of project management and mine planning to provide a report to the special committee within six months of commencing the investigation.

Oyu Tolgoi Power Supply

OTLLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western grid, via overhead power line, pursuant to back-to-back power purchase agreements with Mongolia’s National Power Transmission Grid JSC, the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd, the Chinese power generation company.

OTLLC is obliged under the Oyu Tolgoi Investment Agreement to secure a long-term domestic power source for the Oyu Tolgoi mine. The PSFA entered into between OTLLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a coal-fired power plant at Tavan Tolgoi, which would be majority-owned by OTLLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 km from the Oyu Tolgoi mine.

According to Turquoise Hill, on April 14, 2020, the Minister of Energy notified OTLLC of the Government’s decision to develop and fund a State-Owned Power Plant (“SOPP”) to be located at the Tavan Tolgoi coal fields instead of an OTLLC led plant, which would supply power to the Oyu Tolgoi mine and potentially other regional mines.

On June 28, 2020, Turquoise Hill announced that the Government of Mongolia and OTLLC reached an agreement to prioritize SOPP in order to support the Government’s decision. The PSFA has been amended to reflect joint prioritization and progression of SOPP in accordance with and subject to agreed milestones. The agreed milestones in the amended PFSA include signing a power purchase agreement by March 31, 2021, commencement of construction by no later than July 1, 2021 and commissioning of SOPP within four years thereafter, and, negotiating an extension to the existing power import agreement by March 1, 2021, to ensure that there is no disruption to the power supply required to safeguard Oyu Tolgoi’s ongoing operations and development.

If the milestones are not met as provided for in the amendment, then OTLLC will be entitled to select from and implement the alternative power solutions specified in the PSFA (as amended), including an OTLLC-led coal-fired power plant and a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

The first PSFA amendment milestone, execution of the extension of the existing power import agreement, was not met by the original date of March 1, 2021 and the Government of Mongolia formally notified OTLLC and Rio Tinto on February 25, 2021 that the Tavan Tolgoi thermal power station project will be implemented, connected to the Central Energy System and operated under a unified load dispatch control. The letter also stated that agreement on the long-term power supply to OTLLC is related to the extension of the existing power import agreement. Extending the existing power import agreement in a way that satisfies both the Government of Mongolia’s and OTLLC’s requirements is ongoing. In recognizing the linkage of the extension of the existing agreement with the progress on resolving the issue of domestic power supply, the Government of Mongolia suggested that all milestone dates under the PSFA amendment be extended.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

OTLLC is engaging with the Government of Mongolia to agree to a standstill period following the lapse of the March 1, 2021 milestone. During the standstill period, OTLLC would not exercise its rights to select and proceed with an alternative power solution but would not be waiving its right to do so in the future.

OTLLC continues to collaborate with the Government of Mongolia to ensure a secure, stable and reliable long-term power solution is implemented.

Oyu Tolgoi Tax Assessment

On February 20, 2020, Turquoise Hill announced that OTLLC has been unable to reach a resolution of its previously announced dispute with the Mongolian Tax Authority with respect to a tax assessment for approximately $155 million relating to an audit on taxes imposed and paid by OTLLC between 2013 and 2015. OTLLC will be proceeding with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions in the Oyu Tolgoi Investment Agreement. Turquoise Hill remains of the opinion that OTLLC has paid all taxes and charges required to be paid under the Oyu Tolgoi Investment Agreement, the 2011 Amended and Restated Shareholders’ Agreement (the “Shareholders’ Agreement”), the Mine Plan and Mongolian law.

On December 23, 2020, Turquoise Hill announced that OTLLC has received, and is evaluating, a tax assessment for approximately $228 million cash tax from the Mongolian Tax Authority relating to an audit on taxes imposed and paid by OTLLC between 2016 and 2018. On January 11, 2021, Turquoise Hill announced that OTLLC has given notice of its intention to apply to the Tribunal in the arbitration for leave to amend its statement of claim to include the issues raised in the 2016-2018 tax assessment, as many of the matters raised are of a similar nature to the matters raised in the 2013-2015 tax assessment.

In February 2021, OTLLC received notices of payment from the Capital City tax department for the amounts disputed under the 2016-2018 tax assessment. Under Article 43.3 of the Mongolian General Tax Law, the amounts were due and paid by OTLLC within 10 business days from the date of the notices of payment. Under the same legislation, OTLLC is entitled to a refund in the event of a favourable decision from the relevant dispute resolution authorities.

Mongolian Parliamentary Working Group

As reported by Turquoise Hill, in March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (“Working Group”) that consisted of 13 Members of Parliament to review certain contractual agreements with the Government of Mongolia that underpin the Oyu Tolgoi project, including the Oyu Tolgoi Investment Agreement and the Mine Plan. Upon completion of the Working Group’s review, a resolution was submitted to the Economic Standing Committee of the Parliament and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. Resolution 92 was published on December 6, 2019 and includes measures to improve the implementation of the Oyu Tolgoi Investment Agreement and the Shareholders’ Agreement, improve the Mine Plan and explore and resolve options to have a product sharing arrangement or swap Mongolia’s equity holding of 34% for a special royalty. Representatives from Turquoise Hill and Rio Tinto have engaged in discussions with representatives of the relevant newly appointed Cabinet members of the Government of Mongolia to work together and resolve the issues raised in Resolution 92.

A new Working Group led by the Deputy Speaker was established in February 2021 to monitor the implementation of Resolution 92. The Working Group is comprised of 20 members across seven sub-committees that will monitor and provide support to the government working group in discussions with Turquoise Hill and Rio Tinto.

On March 8, 2021, Turquoise Hill reported that while acknowledging Oyu Tolgoi’s significant contributions to Mongolia, it remains open to improving the Mine Plan to deliver even greater benefits from Oyu Tolgoi to all stakeholders.

Entree/Oyu Tolgoi JV Property

The Company is currently in the process of reviewing the data and assumptions underlying OTFS20, the block cave designs, the updated costs and schedules and the updated mineral resources and reserves in order to assess the potential impact on Entrée/Oyu Tolgoi JV Property resources and reserves as well as production and financial assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. The Company will update the market following completion of its review. Until the Company’s review is completed, it is unable to verify the scientific and

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

technical disclosures made by Turquoise Hill. For information on the Company’s interest in Entrée/Oyu Tolgoi JV Property, see the 2018 Technical Report available on SEDAR at www.sedar.com.

2020 Review

For the three months ended December 31, 2020 and December 31, 2019, Entrée expenses related to Mongolian operations were not significant. For the full year ended December 31, 2020, expenses related to Mongolian operations were $0.2 million and were consistent with the 2019 year of $0.2 million. In 2020 and 2019, these costs represented in-country administration expenses.

BLUE ROSE JV – AUSTRALIA

Summary

Entrée has a 56.53% interest in the Blue Rose JV to explore for minerals other than iron ore on EL 6006, with Giralia Resources Pty Ltd, a subsidiary of Atlas Iron Pty Ltd (part of the Hancock Group of Companies), retaining a 43.47% interest. EL 6006, totalling 257 square kilometres, is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill.

The rights to explore for and develop iron ore on EL 6006 are held by Lodestone Mines Pty Ltd (“Lodestone”), which is also the licence holder. The Blue Rose JV partners were granted (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. An additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of commercial production.

The Braemar Iron Formation is the host rock to magnetite mineralisation on EL 6006. The Braemar Iron Formation is a meta-sedimentary iron siltstone, which is inherently soft. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike.

2020 Review

Expenditures in 2020 were minimal and related to administrative costs in Australia.

INVESTMENTS

In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) (“Candente”) a 0.5% NSR royalty (the “Cañariaco Project Royalty”) on Candente’s 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

In June 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, a public company listed on the London Stock Exchange (“LSE”) and the TSX, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly held the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty (“Cañariaco Project Royalty Pass-Through Payments”) as follows:

●	20% of any Cañariaco Project Royalty payment received for any calendar quarter up to and including December 31, 2029;

●	15% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

●	10% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

In accordance with IFRS, the Company has attributed a value of $nil to the Cañariaco Project Royalty Pass-Through Payments since realization of the proceeds is contingent upon several uncertain future events not wholly within the control of the Company.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In 2019, the Company disposed of all its investments in Anglo Pacific common shares for net proceeds of $1.0 million and realized a $0.1 million gain.

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

Operating Results

The Company’s operating results for the three years ended December 31 were:

	2020	2019	2018

Expenses

Project expenditures	$214	$173	$175

General and administrative	1,430	1,490	1,145

Share-based compensation	538	340	506

Depreciation	98	105	22

Other	-	-	(13)
Operating loss	2,280	2,108	1,835

Foreign exchange (gain) loss	(196)	(195)	287

Interest income	(80)	(137)	(111)

Interest expense	338	319	287

Loss from equity investee	186	273	175

Finance costs	19	29	-

Deferred revenue finance costs	3,453	3,250	2,985

Gain on sale of investments	-	(123)	-

Gain on sale of mining property interest	-	-	(353)

Unrealized loss on investments	-	-	73

Loss for the year	6,000	5,524	5,198

Other comprehensive loss (income)

Foreign currency translation	1,114	2,095	(3,372)

Total comprehensive loss	$7,114	$7,619	$1,826

Net loss per common share

Basic and fully diluted	$(0.03)	$(0.03)	$(0.03)
Total assets	$7,961	$6,102	$7,432

Total non-current liabilities	$57,937	$52,907	$46,835

Operating Loss:

During the year ended December 31, 2020, the Company’s operating loss was $2.3 million compared to $2.1 million and $1.8 million for the years ended December 31, 2019 and 2018, respectively.

Project expenditures in 2020 included expenditures of $0.2 million for administration costs in Mongolia compared to $0.2 million and $0.1 million in the comparative 2019 and 2018 periods, respectively. The increase in the current year compared to previous years was related to professional and advisory fees related to advancing potential amendments to the Entrée/Oyu Tolgoi JVA.

Holding costs on all other properties in 2020, 2019 and 2018 were insignificant.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

General and administration expenditures in 2020 was $1.4 million and was consistent with the same period in 2019. General and administration expenditures were 30% higher in 2019 compared to the same period in 2018 due to increased advisory and travel costs in relation to discussions regarding potential amendments to the Entrée/Oyu Tolgoi JVA in 2019 and no receipt of cost-recovery reimbursements.

Depreciation expenses in 2020 were consistent with the same period in 2019 and were higher compared to the comparative period in 2018 due to the adoption of new IFRS accounting standard relating to leases effective January 1, 2019.

Non-operating Items:

The foreign exchange gain in 2020 was primarily the result of movements between the C$ and US dollar as the Company holds its cash in both currencies and the loan payable is denominated in US dollars.

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Deferred revenue finance costs are related to recording the non-cash finance costs associated with the deferred revenue balance, specifically the Sandstorm stream.

The total assets as at December 31, 2020 were higher than at December 31, 2019 due to funds received from the private placement completed during Q3 2020. See “Shareholder’s Deficiency” section below. Total non-current liabilities have increased since December 31, 2018 due to recording the non-cash deferred revenue finance costs each year.

Quarterly Financial Data – 2 year historic trend

	Q4 20	Q3 20	Q2 20	Q1 20	Q4 19	Q3 19	Q2 19	Q1 19

Project expenditures	$41	$59	$80	$34	$39	$63	$31	$40

General and administrative	437	286	387	320	402	326	386	377

Share-based compensation	538	-	-	-	339	-	-	1

Depreciation	22	25	25	26	25	27	26	27

Operating loss	1,038	370	492	380	805	416	443	445

Foreign exchange (gain) loss	(358)	(155)	(315)	632	(137)	84	(122)	(20)

Interest expense, net	65	69	61	63	50	44	42	45

Loss from equity investee	60	37	35	54	96	77	40	60

Deferred revenue finance costs	890	869	861	833	837	820	804	789

Gain on sale of investment	-	-	-	-	-	-	-	(123)

Finance costs	4	5	5	5	6	6	7	10

Net loss	$1,699	$1,195	$1,139	$1,967	$1,657	$1,447	$1,214	$1,206

Basic/diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

USD:CAD FX Rate(1)	1.2732	1.3339	1.3628	1.4187	1.2988	1.3243	1.3087	1.3363

1.	USD:CAD foreign exchange rate was the quarter ended rate per the Bank of Canada.

Project expenditures have been consistent since Q1 2019 with minimal variability quarter to quarter, with the exception of Q2 2020, whereby the Company’s professional and advisory fees increased related to advancing potential amendments to the Entrée/Oyu Tolgoi JVA.

General and administrative expenses were higher in Q4 2020 due mainly to compensation costs.

Share-based compensation expenditures in Q4 2020 included option and DSU grants and Q4 2019 included option grants.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Interest expense, net, consists of accrued interest on the OTLLC loan payable, partially offset by interest income earned on invested cash. Interest expense was consistent quarter on quarter.

The loss from equity investee was related to the Entrée/Oyu Tolgoi JV Property and fluctuations are due to exploration activity and foreign exchange changes.

Gains on sale of asset / investment was related to the disposal of Anglo Pacific common shares in Q1 2019.

LIQUIDITY AND CAPITAL RESOURCES

	Year ended December 31

	2020	2019

Cash flows used in operating activities

- Before changes in non-cash working capital items	$(1,541)	$(1,502)

- After changes in non-cash working capital items	(1,496)	(1,816)

Cash flows from (used in) financing activities	3,230	(34)

Cash flows from investing activities	—	1,035

Net cash inflows (outflows)	1,734	(815)

Effect of exchange rate changes on cash	146	41

Cash balance	$7,260	$5,380

Cash flows used in operating activities per share

- Before changes in non-cash working capital items	$(0.01)	$(0.01)

- After changes in non-cash working capital items	$(0.01)	$(0.01)

Cash flows after changes in non-cash working capital items in 2020 were comparable to the same period in 2019.

Cash flows from financing activities in 2020 were due to the private placement completed in Q3 2020 (See Shareholders’ Deficiency section below). Cash flows used in financing activities in 2019 were immaterial.

Cash flows from investing activities in 2019 were related to the proceeds from sale of investment (see “Investments” section above).

The Company is an exploration stage company and has not generated positive cash flows from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at December 31, 2020 was approximately $7.3 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12-month period. The Company does not currently anticipate the need for additional funding during this time.

Loan Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JVA, the Company has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf, each such contribution to be treated as a non-recourse loan. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

Contractual Obligations

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

As at December 31, 2020, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years

Lease commitments	$221	$124	$97	$-	$-

SHAREHOLDERS’ DEFICIENCY

The Company’s authorized share capital consists of unlimited common shares without par value.

At December 31, 2020, the Company had 186,530,002 shares issued and outstanding and at the date of this MD&A, the Company had • shares issued and outstanding.

On September 14, 2020, the Company closed a non-brokered private placement issuing 10,278,000 units at a price of C$0.43 per unit for aggregate gross proceeds of C$4.4 million. Each unit consisted of one common share of the Company and one-half of one transferable Warrant. Each whole Warrant will entitle the holder to acquire one additional common share of the Company at a price of C$0.60 per share for a period of 3 years. The Company paid a finder’s fee of C$86,000 equal to 5% of aggregate gross subscription proceeds received by the Company. The Company recognized net proceeds of C$4.3 million after deducting share issuance costs.

Share Purchase Warrants

As part of the Company’s September 14, 2020 private placement, the Company issued 5,139,000 Warrants. Each Warrant entitles the holder to acquire one common share of the Company at a price of C$0.60 per share for a period of 3 years.

At December 31, 2020 and at the date of this MD&A, the following share Warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share purchase warrant C$	Expiry date
8,655	0.55	January 10, 2022
610	0.55	January 12, 2022
5,139	0.60	September 14, 2023
14,404

Stock Option Plan

The Company has adopted a stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company’s closing stock price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of Entrée’s Board of Directors (the “Board”).

Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

As at December 31, 2020, the Company had 10,550,000 stock options outstanding and exercisable.

Subsequent to December 31, 2020, stock options to purchase 100,000 common shares with an exercise price of C$0.33 and stock options to purchase 30,000 common shares with an exercise price of C$0.36 were exercised and the Company received gross proceeds of C$43,800.

The following is a summary of stock options outstanding as at the date of this report:

Number of share options (000`s)	Exercise price per share C$	Expiry date

2,080	0.36	Nov 2021

1,880	0.52 – 0.62	May – Oct 2022

2,265	0.55 – 0.63	Feb – Dec 2023

2,290	0.365	Dec 2024

1,905	0.51	Dec 2025

10,420

Deferred share units (“DSU”)

DSUs are granted to the Company’s directors and executives as a part of compensation under the terms of the Company’s deferred share unit plan (the “DSU Plan”). DSUs vest when certain conditions as stated in the DSU Plan are met, except in the event of an earlier change of control, in which case, the DSUs will vest fully upon such change of control.

During the year ended December 31, 2020, the Company granted 450,000 DSUs to the Company’s directors and executives. The Company recorded share-based compensation of $0.2 million (2019 - $nil, 2018 - $nil) related to the DSUs in the year ended December 31, 2020. Each vested DSU entitles the holder to receive one common share of the Company or a cash or equity payment equivalent to the closing market price of one common share of the Company on the TSX on the last trading day preceding the DSU’s redemption date. The DSUs granted in 2020 will vest in full upon the date of the TSX’s acceptance of the DSU Plan or the shareholder approval date, whichever is the last to occur. The DSUs may not vest or be redeemed prior to the Company obtaining shareholder approval of the DSU Plan. If shareholder approval of the DSU Plan is not obtained at the next annual general meeting, the DSUs will be null and void and will be deemed to have been rescinded. The DSUs are expected to fully vest in fiscal 2021. As at December 31, 2020, no DSUs have vested.

DEFERRED REVENUE - SANDSTORM

The Company has an agreement to use future payments that it receives from its mineral property interests to purchase and deliver gold, silver and copper credits to Sandstorm (the “Sandstorm Agreement”).

Under the terms of the Sandstorm Agreement, Sandstorm provided the Company with a net deposit of C$30.9 million (the “Deposit”) in exchange for the future delivery of gold, silver and copper credits equivalent to:

●	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

●	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit.

The Deposit has been accounted for as deferred revenue on the statement of financial position and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period. The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Further information in relation to the Sandstorm Agreement is available in the Company’s AIF dated March XX, 2021.

OTHER DISCLOSURES

Off-Balance Sheet Arrangements

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Related Party Transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the years ended December 31, 2020 and 2019 are as follows:

	2020	2019

Directors’ fees	$157	$132

Salaries and benefits	$681	$588

Share-based compensation	$519	$321

As of December 31, 2020, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.0 million (December 31, 2019 - $0.0 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.1 million (December 31, 2019 - $1.1 million) will become payable to certain officers and management personnel of the Company.

Financial Instruments

a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, loan payable and lease liabilities.

The carrying values of receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity. Cash and cash equivalents are measured at fair value using Level 1 inputs.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The following table summarizes the classification and carrying values of the Company’s financial instruments at December 31, 2020 and 2019:

December 31, 2020	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total

Financial assets
Cash and cash equivalents	$7,260	$-	$-	$7,260
Receivables	-	28	-	28
Deposits	-	12	-	12
Total financial assets	$7,260	$40	$-	$7,300

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$124	$124
Lease liabilities	-	-	208	208
Loan payable	-	-	9,615	9,615
Total financial liabilities	$-	$-	$9,947	$9,947

December 31, 2019	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total

Financial assets
Cash and cash equivalents	$5,380	$-	$-	$5,380
Receivables	-	26	-	26
Deposits	-	12	-	12
Total financial assets	$5,380	$38	$-	$5,418

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$72	$72
Lease liabilities	-	-	304	304
Loan payable	-	-	9,035	9,035
Total financial liabilities	$-	$-	$9,411	$9,411

b)	Financial risk management

i)	Credit risk

The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables.

The Company limits its credit exposure on cash and cash equivalents held in bank accounts by holding its key transactional bank accounts and investments with large, highly rated financial institutions.

The Company’s receivables balance was not significant and, therefore, was not exposed to significant credit risk.

The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

ii)	Liquidity risk

The Company manages liquidity risk by trying to maintain enough cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. Company-wide cash projections are managed centrally and regularly updated to reflect the dynamic nature of the business and fluctuations caused by commodity price and exchange rate movements.

The Company’s operating results may vary due to fluctuation in commodity price, inflation, foreign exchange rates and certain share prices.

iii)	Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and cash equivalents and on loan payable which is at variable rates. As at December 31, 2020, with other variables unchanged, a 1% increase in the interest rate applicable to loan payable would result in an insignificant change in net loss. Short-term deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and exploration expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and cash equivalents.

As at December 31, 2020, the Company has not entered into any contracts to manage interest rate risk.

iv)	Foreign exchange risk

The functional currency of the parent company is C$. The functional currency of the significant subsidiaries and the reporting currency of the Company is the United States dollar.

As at December 31, 2020, the Company has not entered into contracts to manage foreign exchange risk.

The Company is exposed to foreign exchange risk through the following assets and liabilities:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$7,260	$ 5,380
Accounts payable and accrued liabilities	(124)	(72)
	$7,136	$ 5,308

As at December 31, 2020, with other variables unchanged, a 10% increase or decrease in the value of the USD against the currencies to which the Company is normally exposed (C$) would result in an increase or decrease of approximately $0.5 million to net loss for the year ended December 31, 2020.

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors.

Entrée is a mineral exploration and development company and is exposed to a number of risks and uncertainties due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business; some of these risks and uncertainties have been discussed elsewhere in this MD&A. The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Risks Related to the Outbreak of Epidemics or Pandemics or Other Health Crises

Entrée’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises.

For example, in late December 2019, a disease arising from a novel coronavirus (COVID-19) was identified as originating in the Wuhan Province of China. Subsequently, it spread worldwide and on March 11, 2020, the World Health Organization declared it could be characterised as a pandemic.

The COVID-19 pandemic has significantly disrupted, and continues to significantly disrupt global health, economic and market conditions, which have already and may again trigger an indeterminate period of slowdown in the global economy and recessions. The full impact of the ongoing COVID-19 pandemic, including the impact of the sweeping preventative and mitigating measures that the Company, its joint venture partner OTLLC, and other businesses and governments, including the Government of Mongolia, have taken and continue to take to combat the spread of the disease, continues to rapidly evolve, creating significant volatility and negative pressure on virtually all national economies as well as financial and commodity markets. At the present time, it is not possible to predict the duration, severity or scope of the pandemic, and it is extremely challenging for the Company to accurately predict or quantify the full extent to which COVID-19 will impact its business, including its operations, the market for its securities and the efforts of OTLLC to advance Oyu Tolgoi underground development. The COVID-19 pandemic has adversely affected the ability of OTLLC to advance Oyu Tolgoi underground development and it is possible that the COVID-19 pandemic will affect, even materially, the Company’s financial condition, liquidity, and future results of operations due to, among other factors:

●

Actions taken by governmental and non-governmental bodies, including the Government of Mongolia, to curtail activity in an effort to help slow the spread of COVID-19, including restrictions on both travel and the movement of goods and people within and across borders, and restrictions on the types of businesses that may continue to operate, have caused and are likely to continue to cause significant business interruptions. While work on the underground project continues, Oyu Tolgoi underground development has been and will likely continue in the near and medium terms (and possibly longer) to be disrupted in varying degrees, including as a result of (i) access restrictions, which are preventing teams from OTLLC, Rio Tinto and their construction partners, who are required to oversee development and provide essential specialist technical services at Oyu Tolgoi, from accessing the site, although some expatriates returned to Mongolia in July and in the fourth quarter of 2020, and further flights are planned in order to return required specialists to site. Continued interruptions to flights are possible as the authorities endeavour to minimise COVID-19 case numbers in Mongolia, and (ii) delays resulting from various measures implemented to slow the spread of COVID-19, including restrictions on the movement of goods within and across borders and curtailed operations in certain jurisdictions, including Mongolia and China, which may, in each case, cause schedule and cost delays, slowdown or temporary suspensions in operations.

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The spread of COVID-19 may cause schedule delays and cost increases. A number of work fronts have been and continue to be directly impacted including Shafts 3 and 4, which have been advanced in 2020 but work has been slower due to limited availability of specialized personnel. Additionally, work on Primary Crusher 1 and the Material Handling System continues, but productivity has been and may continue to be significantly impacted by lack of availability of critical resources, the reduction in specialist personnel on site, as well as by a cap on site workforce numbers associated with COVID-19 precautions implemented by OTLLC. In an effort to mitigate the impact of these COVID-19 related effects, lateral development crews have been strategically redeployed onto other critical path activities including Primary Crusher 1 and the Materials Handling System.

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Effects of the COVID-19 pandemic, including ongoing restrictions in place to curtail its spread, may adversely impact the ability of OTLLC to secure on a timely basis a long-term domestic source of power for the mine as required under the Oyu Tolgoi Investment Agreement, including by delaying the construction of an eventual Government of Mongolia-funded SOPP.

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Suppliers have declared and may continue to declare force majeure on their contracts with OTLLC. In addition, continued impacts of the COVID-19 pandemic may force OTLLC to declare force majeure on contracts, due to the inability to meet contractual obligations.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

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The ongoing pandemic has, and likely will continue to, adversely affect global economies and financial markets resulting in an economic downturn that has had, and likely will continue to have, an adverse effect on the demand for base metals and the Company’s future prospects, including significant fluctuations in copper prices and the concentrate market.

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The spread of COVID-19 may impact the health of the Company’s personnel, partners and contractors, as well as the availability of industry experts and personnel crucial to the Company’s operations or the continued operation and development of Oyu Tolgoi. The ongoing pandemic may also make it difficult to recruit, attract and retain skilled personnel, reducing the ability of its workforce, as well as its productivity, and causing human impact that may, in turn, negatively affect its business. These impacts may be compounded by other seasonal influences, such as the seasonal flu.

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While market conditions have in large part stabilized in recent months, unstable market conditions have caused, and the resurgence or continued spread of the pandemic in various countries across the world may once again cause, significant volatility or decline in the trading price of the Company’s Common Shares. The Company may have difficulty accessing debt and equity capital on attractive terms, or at all, given severe disruption or instability in the global financial markets and deteriorations in credit and financing conditions. Further, this could adversely impact the ability of OTLLC and Turquoise Hill to secure any funding required to sustain underground development.

Due to the unprecedented and ongoing nature of COVID-19 and the fact that the response to the pandemic is evolving in real time, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. While the Company and its joint venture partner OTLLC have made efforts to manage and mitigate the aforementioned risks, such efforts may not sufficiently mitigate the negative impacts of COVID-19 on the business and the effectiveness of these efforts and the extent to which the COVID-19 pandemic affects the Company’s business will depend on factors beyond its control, including the duration, severity and scope of the pandemic and the current resurgences of the pandemic; the likelihood, timing, duration and scope of further resurgences or accelerating spread of COVID-19, including variants of COVID-19; the measures taken or necessary to contain the spread of such outbreaks; and the timing, development and distribution of effective vaccines, including vaccines that are effective against variants of COVID-19 and/or effective therapeutic treatments for COVID-19. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time.

Legal and Political Risk

The Minerals Law of Mongolia defines a mineral deposit of strategic importance (a “Strategic Deposit”) as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than 5% of Mongolia’s gross domestic product in any given year. The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed the Oyu Tolgoi Investment Agreement with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized. If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée/Oyu Tolgoi JV or Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; and filing legal proceedings against Entrée.

Entrée is not presently a party to the Oyu Tolgoi Investment Agreement. Although OTLLC agreed under the terms of the October 2004 Equity Participation and Earn-In Agreement between Turquoise Hill and Entrée, as amended and subsequently assigned to OTLLC (the “Earn-In Agreement”) to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, including stability with respect to taxes payable. If Entrée is not entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Oyu Tolgoi Investment Agreement or otherwise adversely impacts Entrée’s interest in the Entrée/Oyu Tolgoi JV Property or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Oyu Tolgoi Investment Agreement in ways that are adverse to Entrée’s interests or that impair OTLLC’s ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company’s share price.

Mining operations and exploration activities are subject to extensive laws and regulations. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Entrée is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Changes in governments, regulations and policies and practices could have an adverse impact on Entrée’s future cash flows, earnings, results of operations and financial condition, which may have a material, adverse impact on Entrée and the Company’s share price. Entrée is subject to taxes (including income taxes and mining taxes) in the various jurisdictions in which it operates, and it may from time to time be subject to disputes with tax authorities over the interpretation and application of existing tax legislation and/or computation of taxes owing to such jurisdictions. Entrée also faces risks regarding future changes in the tax laws of such jurisdictions (and future changes in the way such tax authorities interpret and apply existing tax legislation) that could increase the amount of taxes owing.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On February 18, 2015, the Mongolian Parliament adopted an amendment to the Minerals Law (the “2015 Amendment”), which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

particulars of the Strategic Deposit but cannot exceed 5%. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

On November 10, 2017, the Parliament of Mongolia amended the General Tax Law, the Corporate Income Tax Law, the Personal Income Tax Law, the Minerals Law, the Land Law and the Legal Entities Registration, which became effective on January 1, 2018, to introduce the concept of an “ultimate holder” of a legal entity for tax purposes for the first time (the “2017 Amendments”). Under the 2017 Amendments, any change of an ultimate holder of a legal entity that maintains a minerals licence is deemed to be a sale of the minerals licence and is subject to a 30% corporate income tax on the total income earned. The legal entity holding the minerals licence bears the tax obligation, not the person who earns the income from the transaction. In general, taxable income will be assessed based on the value of the minerals licence, pro-rated to the number or percentage of shares transferred from the ultimate holder. On December 25, 2017, the Ministry of Finance passed Decree No. 380 setting out the methodology to determine the value of minerals licences, which was annulled by the below mentioned Decree No. 302 dated December 31, 2019.

On March 22, 2019, the Parliament of Mongolia substantially revised key tax laws including the General Law on Taxation, the Corporate Income Tax Law, the Value Added Tax Law and the Personal Income Tax Law. The new tax laws came into effect on January 1, 2020. Under the new Corporate Income Tax Law (the “Restated Version”), ring-fencing rules were introduced pursuant to which income and expenses that are incurred for different mining licences must be accounted separately for tax purposes. However, the Restated Version provides that a taxpayer may file consolidated statements if the areas covered by the minerals licences held by such taxpayer lie adjacent to one another or the types of products to be mined from minerals licences are the same. As a result, Entrée is allowed to prepare consolidated profit and loss statements for all income and expenses incurred on the Shivee Tolgoi and Javhlant mining licences. In addition, the Restated Version of the Corporate Income Tax Law reduces the withholding tax on a direct or indirect transfer of a minerals licence (in whole or in part) from 30% on a gross basis (as provided for under the 2017 Amendments) to 10% on the basis of the minerals licence value with certain deductions allowed. For an indirect transfer, the taxable income will be calculated from the valuation of the minerals licence in proportion to the percentage of shares or interests or voting rights sold or transferred by the ultimate holder in relation to the shares of the minerals licence holder. The new tax laws require the Cabinet, Ministry of Finance and Mongolian Tax Authority to release a number of implementing guidelines. By its Decree No. 302, the Minister of Finance adopted a guideline on December 31, 2019 which includes the methodology to determine the value of a minerals licence and regulation on imposing taxes, which is currently in effect. The full impact of the tax reform package is not yet known.

On March 22, 2019, the Parliament of Mongolia adopted the Law on Amendments to the Law on State Registration of Legal Entities (the “Legal Entities Registration Law”) and the Law on Procedures of Implementation of the General Tax Law (the “Implementation Law”). According to the Implementation Law, an entity registered with the legal entity registrar prior to January 1, 2020 is required to provide information about its beneficial owner to the Legal Entity Registration Office (“LERO”) by January 1, 2021. A beneficial owner of a legal entity is defined in the Law of Mongolia on Combating Money Laundering and Terrorism Financing as, “an individual who holds the majority of the asset of the legal entity individually, or in collaboration with others, or an individual who manages and directs the legal entity’s operation or authorizes others to do its action, or an individual who owns the legal entity and enjoys benefit, profit by way of managing and directing such legal entity, any transaction of the legal entity and its implementation process.”

If there is a change in the beneficial owner of a legal entity, a notice of such change must be given to the LERO within 15 business days pursuant the Legal Entities Registration Law. In relation to the registration of the beneficial owner, the LERO adopted Regulation No A/1270 on August 19, 2020, which defines “majority of assets” as one third or more of the total shares of a company or 33% or more of the assets of a legal entity. Based on this definition, information about a chain of legal entities and the individuals that are the ultimate beneficial owners must be registered.

On March 22, 2019, the Parliament of Mongolia adopted the Law on Amendments to the Minerals Law of 2006, which provides that a minerals licence holder must notify, and register with, the relevant tax authority any ultimate holder changes in accordance with the procedure provided for in the Restated Version of the General Tax Law. Any failure to do so will result in the termination of the minerals licence by the State body.

On November 14, 2019, the Parliament of Mongolia approved a number of constitutional amendments which became effective on May 25, 2020. Among other things, the amendments clarify the purpose and principles of the use of natural resources. Natural resources would be defined as the public property of the State rather than the property of the State, which emphasizes that the policies on natural resources should be defined by Parliament, the representatives of the people, for the public interest. The constitutional amendments provide the basis to allocate a major part of social and economic benefits from Strategic Deposits to the people through the National Resources Fund, which is newly incorporated in the Constitution. Given the constitutional amendments, the Minister for Mining and Heavy

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Industry is expected to propose significant amendments to the Minerals Laws. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

If the Investment Law, State Minerals Policy, 2015 Amendment, 2017 Amendments, Restated Version of the Corporate Income Tax Law, Decree No. 302, Law on Amendments to the Minerals Law of 2006, Legal Entities Registration Law, Implementation Law, constitutional amendments or proposed amendments aimed at regulating the minerals sector and use of natural resources are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée’s interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée’s interests, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

While the Entrée/Oyu Tolgoi JV is operating under the terms of the Entrée/Oyu Tolgoi JVA, which came into effect in 2008, the Entrée/Oyu Tolgoi JVA has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée’s future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV. Rio Tinto, which beneficially owns 17.1% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Pursuant to various agreements among Turquoise Hill, OTLLC and Rio Tinto, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board. In addition, the Government of Mongolia owns a significant stake in OTLLC. The interest of Rio Tinto, Turquoise Hill, the Government of Mongolia and OTLLC are not necessarily aligned with each other or with the interests of the Company’s other shareholders and there can be no assurance that Rio Tinto, Turquoise Hill, the Government of Mongolia or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company or its other shareholders.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the Company’s share price.

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims and proceedings are likely to be of a material nature. In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée’s financial position and results of operations, and on Entrée’s business, assets and prospects. In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée’s business, financial condition and results of operations and Entrée’s assets and prospects as well as the Company’s share price.

On February 27, 2013, the Mineral Resources and Petroleum Authority of Mongolia (“MRPAM”) delivered notice to Entrée advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences would be lifted, it did not receive official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

The Earn-In Agreement requires OTLLC to enter into the Entrée/Oyu Tolgoi JVA, which bestows upon it certain powers and duties as manager of the Entrée/Oyu Tolgoi JV, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including the mining licences. Pursuant to the

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC’s obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Oyu Tolgoi Investment Agreement and does not have any direct rights under the Oyu Tolgoi Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Entrée/Oyu Tolgoi JVA or Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including by invoking the international arbitration procedures under the Oyu Tolgoi Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto’s ability to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Entrée/Oyu Tolgoi JVA, the Earn-In Agreement or the Oyu Tolgoi Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation, which could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

In the event of a dispute arising at or in respect of Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée’s inability to enforce its contractual rights, may have a material adverse impact on Entrée’s business, assets, prospects, financial condition and results of operation as well as the Company’s share price.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to the Shivee West Property, or the Shivee West Property is not ultimately included in the Entrée/Oyu Tolgoi JV Property pursuant to the License Fees Agreement, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated which may make the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner that has an adverse impact on Entrée.

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On September 18, 2014, Entrée was advised by MRPAM that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated September 18, 2014, the Minister of

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRPAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.

Risks Associated with the Development of the Oyu Tolgoi Project

The Oyu Tolgoi Investment Agreement and the Mine Plan impose numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to the Oyu Tolgoi Investment Agreement to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent the Government of Mongolia does not observe the terms and conditions of the Investment Agreement and the Mine Plan, there may be limitations on the ability of OTLLC, Turquoise Hill and Rio Tinto to enforce the terms of the Investment Agreement and the Mine Plan against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding. In addition, the Mongolian Parliament passed resolutions on November 21, 2019 mandating the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi, including comprehensive measures to improve the implementation of the Oyu Tolgoi Investment Agreement and to improve the Mine Plan. In January 2021, the Government of Mongolia expressed its intention to initiate discussions with respect to the termination and replacement of the Mine Plan and has indicated that if the Oyu Tolgoi project is not economically beneficial to the country, it would be necessary to review and evaluate whether it can proceed. If the terms of the Investment Agreement or the Mine Plan cannot be enforced effectively, OTLLC, Turquoise Hill and Rio Tinto could be deprived of substantial rights and benefits arising from their investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia, which by extension may also deprive Entrée of substantial rights and benefits arising from the Entrée/Oyu Tolgoi JVA, with little or no recourse for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement for OTLLC, Turquoise Hill or Rio Tinto to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management attention, including with respect to development of the Entrée/Oyu Tolgoi JV Property, which could have a material adverse impact on Entrée and the Company’s share price.

OTLLC’s estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company’s share price. Specifically, the estimated schedule and cost for the completion of underground development by OTLLC, including in respect of timing of first development production from the Entrée/Oyu Tolgoi JV Property and sustainable first production from the Oyu Tolgoi mining licence and/or the Entrée/Oyu Tolgoi JV Property, and the development capital spend for the project, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC, may differ materially from the results of the 2018 Technical Report or what was announced by Turquoise Hill following completion of the Definitive Estimate and further technical work to be conducted in connection therewith.

There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi project. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour; ground and rock mass conditions and stability; the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

Further development of the Oyu Tolgoi project depends upon the ability of OTLLC and Turquoise Hill to obtain additional funding, and such additional funding may not be available or available on reasonable commercial terms.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Oyu Tolgoi Investment Agreement and Mine Plan commit Turquoise Hill and Rio Tinto to perform many obligations in respect of the development and operation of the Oyu Tolgoi project. While performance of many of these obligations is within the effective control of Turquoise Hill and Rio Tinto, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Turquoise Hill and Rio Tinto. Non-fulfillment of any obligation may result in a default or breach under the Oyu Tolgoi Investment Agreement and the Mine Plan. Such a default or breach could result in a termination of the Oyu Tolgoi Investment Agreement and the Mine Plan, which may have a material adverse impact on Entrée and the Company’s share price. In addition, the Mongolian Parliament passed resolutions on November 21, 2019 mandating the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi, including comprehensive measures to improve the implementation of the Oyu Tolgoi Investment Agreement and to improve the Mine Plan. In January 2021, the Government of Mongolia expressed its intention to initiate discussions with respect to the termination and replacement of the Mine Plan and has indicated that if the Oyu Tolgoi project is not economically beneficial to the country, it would be necessary to review and evaluate whether it can proceed.

The Oyu Tolgoi Investment Agreement commits OTLLC to eventually utilize Mongolian power sources. In June 2020, OTLLC entered into an amendment to the PSFA with the Government of Mongolia, which reflected a joint prioritization and progression of a SOPP in accordance with various agreed milestones, and which envisages that the Government of Mongolia would fund and construct a SOPP at Tavan Tolgoi. Although, upon its delivery, the SOPP would provide long-term and reliable power supply for Oyu Tolgoi’s underground project development, there is no certainty that this project will be completed, or that the proposed power plant will be sufficient to meet OTLLC’s future needs. Despite OTLLC’s best efforts, the ability to meet its obligations under the amended PSFA or any future agreement committing it to use Mongolian power sources is an obligation not necessarily within its control and non-fulfilment of this requirement may result in a default under the Oyu Tolgoi Investment Agreement.

It is common in mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in the commencement or expansion of mineral production or sustainable production. Any delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Risks Associated with the Sandstorm Agreement

The Sandstorm Agreement provides that if Entrée’s economic interest in the Entrée/Oyu Tolgoi JV Property is reduced, contractually or otherwise, by greater than 17% up to and including 34%, the Company will refund a corresponding portion of the Deposit in accordance with the terms of the Sandstorm Agreement. To the extent there is an expropriation of greater than 34%, which is not reversed during the abeyance period provided for in the Sandstorm Agreement, the Company will be required to return a portion of the Deposit in cash.

If an event of default occurs under the Sandstorm Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée’s control, including a full expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property which is not reversed during the abeyance period provided for in the Sandstorm Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée’s business, financial condition, assets and prospects, and on the Company’s share price.

Under the Sandstorm Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Sandstorm Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company’s production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Risks Associated with Mining or Related to Entrée

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.

Global climate change could exacerbate certain of the risks facing Entrée’s business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, rising water levels and changing temperatures which can disrupt operations, damage infrastructure or assets, create financial risk or otherwise have a material adverse effect on Entrée’s results of operations, financial position or liquidity. These may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence. Climate changes could also disrupt operations by impacting the availability and cost of materials needed for mining operations and could increase insurance and other operating costs. Global climate change also results in regulatory risks which vary according to the national and local requirements implemented by each jurisdiction where Entrée is present. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Increased public awareness and concern regarding global climate change may result in more legislative and regulatory requirements to reduce or mitigate the effects of greenhouse gas emissions.

Sandstorm’s beneficial shareholdings in the Company, totalling approximately ● 22.6% of the Company’s outstanding shares, and Rio Tinto’s beneficial shareholdings in the Company, totalling approximately 17.1% of the Company’s outstanding shares, potentially give Sandstorm and Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets. In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property. OTLLC and Sandstorm also have certain rights in the event of a proposed disposition by Entrée of its interest in the Entrée/Oyu Tolgoi JV and OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property, which is not currently subject to the Entrée/Oyu Tolgoi JV. The share position in the Company of each of Sandstorm, Rio Tinto and Turquoise Hill may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s shares in the future. In the case of Sandstorm, the risk is mitigated to some extent by the requirement in the Sandstorm Agreement for Sandstorm to vote its shares as the Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Sandstorm Agreement.

Entrée must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees to maintain the licences in good standing, which are primarily the responsibility of OTLLC, is approximately $944,000.

In Mongolia, Entrée and its partners must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

Entrée runs its business in different jurisdictions and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these jurisdictions are complicated and subject to change. For this reason, the possibility of future negative effects on the results of the Company due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other jurisdictions may be subject to withholding taxes. Entrée has no control over withholding tax rates.

Certain of Entrée’s officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Entrée’s directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities. In general, if a conflict of interest arises at a meeting of a board of directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter or, if he or she does vote, his or her vote does not count.

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2020 and believes its disclosure controls and procedures are effective.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management evaluated the Company’s internal control over financial reporting at December 31, 2020 and concluded that it is effective and that no material weakness relating to design or operations exists. No change in the Company’s internal control over financial reporting occurred during the period beginning on October 1, 2020 and ended on December 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; the expectations set out in OTFS20 and the 2018 Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the mine design for Hugo North Lift 1 Panel 0 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the possible outcomes, content and timing thereof; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning; future commodity prices; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company’s business, operations and financial condition; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; the potential application of the Government of Mongolia’s Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential size of a mineralized zone;

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations, local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries, the construction and continued development of the Oyu Tolgoi underground mine and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source); the willingness of third parties to extend existing power arrangements; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi, future funding plans and requirements and OTLLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the Mine Plan to amend or replace the agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2018 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2018 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices,

Q4 2020 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the section entitled “Critical Accounting Estimates, Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

TECHNICAL INFORMATION

Robert Cinits, P.Geo., formerly Entrée’s Vice-President, Corporate Development and currently a consultant to the Company, has approved the technical disclosure in this MD&A. Mr. Cinits is a Qualified Person (“QP”) as defined by NI 43-101.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms “mineral reserve”, “Proven mineral reserve” and “Probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Definition Standards - For Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” Feasibility Study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “Measured mineral resource”, “Indicated mineral resource” and “Inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of Feasibility or Pre-Feasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies pursuant to SEC Industry Guide 7.